[redacted]

08025569

'ATES
ANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 28 2008
803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USBX Advisory Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 Olympic Blvd., Suite 500 East
(No. and Street)

Santa Monica, (City) CA (State) 90404 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman (310) 315-6734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USBX Advisory Services, LLC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 11th day of Feb, 2008

[signature]
Notary Public

[signature]
Signature

Controller / C.C.O
Title

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USBX Advisory Services, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors and Member of
USBX Advisory Services, LLC:

We have audited the accompanying statement of financial condition of USBX Advisory Services, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USBX Advisory Services, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has sold virtually all of its assets to an outside third party and many of its key personnel have been employed by the purchaser. The effect of this transaction is to raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are discussed in Note 8. The financial statements do not include any adjustments which might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

USBX Advisory Services, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 1,091,800
Accounts receivable	149,665
Furniture and equipment, net	38,128
Lease deposits	106,384
Securities, not readily marketable	283,478
Other assets	60,576
Total assets	$ 1,730,031

Liabilities and Member's Capital

Liabilities

Accounts payable & accrued expenses	$ 55,544
Accrued bonuses & commissions	182,400
Income taxes payable	6,000
Total liabilities	243,944
Commitments and contingencies	--
Member's capital	1,486,087
Total liabilities and member's capital	$ 1,730,031

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Operations
For the Year Ended December 31, 2007

Revenues	
Advisory fees	$ 5,083,660
Interest and dividend income	122,450
Gain (loss) on disposal of assets	(21,927)
Other income	3,294,000
Total revenues	8,478,183
Expenses	
Employee compensation & benefits	2,342,686
Commissions	935,263
Communications	84,032
Occupancy & equipment rental	441,179
Taxes, licenses and fees, other than income taxes	48,257
Other operating expenses	4,847,771
Total expenses	8,699,188
Net income (loss) before income tax provision	(221,005)
Income tax provision	6,800
Net income (loss)	$ (227,805)

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2007

	Member's Capital
Balance at December 31, 2006	$ 4,672,892
Return of capital	(2,959,000)
Net income (loss)	(227,805)
Balance at December 31, 2007	$ 1,486,087

The accompanying notes are an integral part of these financial statements.

USBX Advisory Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ (227,805)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 30,829	
Gain (loss) on disposal of assets	21,927	
(Increase) decrease in:		
Accounts receivable	507,547	
Lease deposits	43,616	
Other assets	(38,546)	
(Decrease) increase in:		
Accounts payable & accrued expenses	17,212	
Accrued bonuses and commissions	(495,720)	
Deferred revenue	(78,889)	
Income taxes payable	(5,790)	
Total adjustments		2,186
Net cash provided by (used in) operating activities		(225,619)
Cash flows from investing activities:		
Purchase of office equipment	(30,041)	
Purchase of investments	(2,778)	
Net cash provided by (used in) investing activities		(32,819)
Cash flows from financing activities:		
Return of capital	(2,959,000)	
Net provided by (used in) financing activities		(2,959,000)
Net increase (decrease) in cash		(3,217,438)
Cash at beginning of year		4,309,238
Cash at end of year		$ 1,091,800
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ 3,431	
Income taxes	$ 12,590	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

USBX Advisory Services, LLC (the "Company"), was originally incorporated in the State of Delaware on June 6, 2000. On June 21, 2000, the Company converted from a corporation into a single member limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Santa Monica, CA, and has an office in McLean, Virginia.

The Company is a wholly-owned subsidiary of USBX, Inc. (the "Parent"). During the year ended December 31, 2007, the Company entered into a transaction with an outside third party in which it sold virtually all of its engagement contracts. In addition to selling these contracts, the key employees responsible for generating most of Company's income have accepted employment with the third party. See Note 7 for additional details.

Up until November 11, 2007, the Company was an investment banking advisory firm, providing a range of merger and acquisition ("M&A") solutions for the small-to-medium sized business market. Pursuant to the sale transaction described in Note 8, the Company's activities are now limited to the collection of the "earn-out portion" of the sale price, the collection of outstanding receivables on previously closed engagements, and the servicing of investment banking engagements not transferred in the sale.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment is depreciated over its estimated useful life of three (3) to seven (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements. Such fees are non-refundable. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts fee in California in addition to minimum California tax.

Advertising costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $70,570, to other operating expenses for advertising costs.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment is recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 11,177	7
Office equipment	9,758	5
Computer hardware	39,721	3
Computer software	8,637	3
	69,293	
Less: accumulated depreciation	(31,166)	
Furniture and equipment, net	$ 38,128	

Depreciation expense for the year ended December 31, 2007, was $30,829.

Note 3: LEASE DEPOSIT

The lease deposit includes a letter of credit for $100,000 held at the Company's bank. This letter of credit serves as a lease security deposit for the Santa Monica office space occupied by the Company. The Company has also deposited $6,384 for the McLean, Virginia branch office.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable, consist of 27,440 shares of preferred stock, 277,778 common stock, and 210,000 warrants, carried $274,400, $2,778, and $6,300 respectively. These securities are carried at cost.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 430,602

During the year ended December 31, 2007, the Company received $9,000 in sublease income from the McLean, Virginia office location, which is included in other income on the accompanying Statement of Operations.

Note 6: INCOME TAXES

The Company is subject to the California limited liability company gross receipts fee and a minimum tax provision of $800. At December 31, 2007, the Company recorded the gross receipts fee of $6,000, and the minimum income tax of $800, for a total tax provision of $6,800.

Note 7: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Parent. The Company or the Parent allocate mutual expenses paid by each, in proportion to the use of the other. For the year ended December 31, 2007, there were no expenses allocated between the Company and the Parent.

The Company has pledged a $100,000 letter of credit, for the Parent, to serve as a security deposit for office space occupied by the Company. See Note 3.

The Company has placed a security deposit of $6,384 for the Parent, for the office space in McLean, Virginia . See Note 3.

During the year ended December 31, 2007, the Company sold its assets to an outside third party. The $3,250,000 cash portion of the payment was transferred directly to the Parent. See Notes 8 and 9 for further details.

Note 8: <u>ASSET SALE AND ITS EFFECT ON FUTURE OPERATIONS</u>

On November 11, 2007, the Company and its Parent executed a contract for the sale of virtually all of the Company's assets to an outside third party purchaser. The sale included all engagement contracts in effect as of the date of sale in which the underlying transaction had not closed and funded, or closed and funded on or after November 1, 2007. In addition to the Company's engagement contracts, the sale also included certain fixed assets at the option of the purchaser and intangible assets such as trade secrets, databases, client lists and goodwill. The purchaser agreed to assume liabilities associated with the purchased contracts and to provide limited indemnification to the Parent for potential losses associated with the sublease of its office space located in McLean, Virginia.

Under the agreement, the engagements in which the underlying transaction had closed on or prior to October 31, 2007, including those for which payment in full had not yet been received were to be retained by the Company.

The purchase price for this transaction was comprised of two portions designated the "cash portion" and the "earn-out portion." The cash portion of $3,250,000 was due at the closing of the agreement and is included in the Company's Statement of Operations as other income. The earn-out portion is based upon a percentage of the total amount of fees and other compensation collected on the purchased engagement contracts after October 31, 2007 and is not to exceed $5,750,000.

Pursuant to this agreement, certain of the Company's key personnel as well as other employees were offered and have accepted employment with the third party purchaser leaving the Company without engagement contracts or the personnel necessary to generate new revenue. It is the intent of the Company to continue operations only until it can collect amounts due under retained engagement contracts and wind up its affairs. Management estimates that this will be a period of twelve to eighteen months, at which time they will liquidate the Company.

FINRA has granted its approval for the above described transaction and has authorized the Company to continue business operations for the purpose of collecting the earn-out portion of the purchase price, collection of outstanding receivables and servicing current investment banking engagements not transferred pursuant to the transaction.

Management's plans to wind up the Company's affairs and liquidate its remaining assets require a going concern qualification in the Independent Auditor's Report.

Note 9: <u>BAD DEBT EXPENSE</u>

When the Company sold its assets to an outside third party (see Note 8), the cash portion of the payment was transferred directly to the account of the Parent as the sole owner of the company.

Note 9: BAD DEBT EXPENSE
(Continued)

The transfer was recognized on the books of the Company by recording a receivable from the Parent in the amount of the payment transferred which was $3,250,000. Realizing that the receivable in question would never be collected based upon the Parent's plans to liquidate the subsidiary, the Company classified the receivable as uncollectible and wrote it off as a bad debt expense. This amount is included in other operating expenses.

Note 10: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in the financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Note 11: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements Nos. 87, 106, and 132®" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 12: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $847,856 which was $831,593 in excess of its required net capital of $16,263; and the Company's ratio of aggregate indebtedness ($243,944) to net capital was 0.29 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $157,496 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 690,360
Adjustments:		
Member's capital	$ (3,094,821)	
Non-allowable assets	3,252,317	
Total adjustments		157,496
Net capital per audited statements		$ 847,856

USBX Advisory Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Member's capital		$ 1,486,087
Less: Non-allowable assets		
Accounts receivable	$ (149,665)	
Furniture and equipment, net	(38,128)	
Lease deposits	(106,384)	
Securities, not readily marketable	(283,478)	
Other assets	(60,576)	
Total adjustments		(638,231)
Net capital		847,856

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 16,263	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		16,263
Excess net capital		$ 831,593
Ratio of aggregate indebtedness to net capital	0.29: 1	

There was a $157,496 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 13.

See independent auditor's report.

USBX Advisory Services, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

USBX Advisory Services, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to USBX Advisory Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

USBX Advisory Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors and Member of
USBX Advisory Services, LLC:

In planning and performing our audit of the financial statements of USBX Advisory Services, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*We Focus & Care*SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2008

END